Sozinibercept (OPT-302) for Wet AMD Transforming Patient Outcomes by Improving Vision Corporate Presentation | January 2024 OPTHEA.COM | @OptheaLimited | NASDAQ (OPT); ASX (OPT.AX) Exhibit 99.1

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We are developing sozinibercept, a first-in-class VEGF-C/D ‘trap’, to be used in combination with standard of care anti-VEGF-A therapies Potential to be the first therapy to demonstrate visual acuity superiority in combination over standard of care in wet AMD Sozinibercept has the potential to improve vision for millions of patients with wet AMD Wet AMD is the leading cause of vision loss in the elderly, impacting ~3.5 million patients in the US and Europe Sozinibercept is the first and only drug with strong clinical evidence demonstrating visual acuity superiority in combination with standard of care anti-VEGF-A therapy for wet AMD, with well tolerated safety profile Pivotal Phase 3 trials ongoing, enrollment completion anticipated in 1H CY24 Phase 3 clinical trials ~90% enrolled at the beginning of January 2024 Anticipated patient enrollment: COAST 1Q CY2024 | ShORe 2Q CY2024 Topline data expected mid-CY2025 FDA granted Fast Track designation based on superior Phase 2b results Sozinibercept represents a multibillion-dollar commercial opportunity, with potential rapid adoption by patients, physicians and payers globally due to: High unmet need with current standard-of-care Growing wet AMD market and established clinical practice Favorable physician economics Long-term value opportunity: Composition of Matter and Methods of Use Patents through 2034 Further opportunity for Patent Term Extension, Data and Market Exclusivity periods beyond 2034 Expansion into DME additional upside opportunity

Better Vision Gains is an Unmet Medical Need in Wet AMD

Wet AMD is the leading cause of irreversible blindness:

- Impacts ~3.5M patients[1]
- ~1.6M patients in the U.S.
- ~200,000 new patients each year in the U.S.

Established clinical practice:

- 80% of patients are diagnosed
- 80% of diagnosed patients are treated
- 99% receive anti-VEGF-A therapy

WET AMD UNMET MEDICAL NEED

Despite treatment with anti-VEGF-A therapy[2]:

>45%	Do not achieve significant vision gains
>60%	Will have persisting macular fluid
25%	Will have further vision loss at 12 months & beyond

OPTHEA

[1]U.S., EU. [2] Based on randomised, controlled clinical trial data; >45% Fail to achieve ≥ 2 lines improvement in Best Corrected Visual Acuity (BCVA); Persisting fluid: SD-OCT CST ≥ 300 μM or Time-Domain OCT CST ≥ 250 μM

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Sozinibercept has the Potential to be the Next Transformative Step in the Treatment of Wet AMD THE PROBLEM THE SOLUTION Wet AMD is a multi-factorial disease. VEGF-C and VEGF-D activate validated wet AMD disease pathways, driving angiogenesis and vascular permeability. When used in combination with any VEGF-A inhibitor, OPT-302 completely blocks VEGFR-2 and VEGFR-3 signaling. Faricimab (Vabysmo®)1 Faricimab also has an inhibitory effect on Ang-2.

Wet AMD Potential Addressable Market Wet AMD Total Global Revenue Large & Growing Market Opportunity in Wet AMD Sozinibercept could be combined with any anti-VEGF-A ~US$8B+ Off-label use Implied Total Addressable Market for Sozinibercept Captures Lucentis, Eylea, Vabysmo, and Avastin or biosimilar-treated patients worldwide ~US$16B+ ~50% treated patients receive Avastin ® ~50% treated patients receive branded products Sozinibercept is positioned to tap into the entire VEGF-A inhibitor market

Near-term Focus is on Sozinibercept Phase 3 Execution

BLA preparations and pre-commercial activities continue

Enrollment Completion Anticipated in 1H CY24 (ShORe and COAST)

Completed	**Completed**	**Completed**	**ShORe**	**COAST**
Phase 1/2a	Phase 1b/2a	Phase 2b	Phase 3	Phase 3
wet AMD	DME	wet AMD	wet AMD	wet AMD
(n=51)	(n=153)	(n=366)	(n=~990)	(n=~990)
Comparator	**Comparator**	**Comparator**	**Comparator**	**Comparator**
Ranibizumab once every month	**Aflibercept** once every month	**Ranibizumab** once every month	**Ranibizumab (Lucentis®)** once every month	**Aflibercept (Eylea®)** once every two months after three monthly doses
OPT-302 once every month	**OPT-302** once every month	**OPT-302** once every month	**Standard Dosing**: OPT-302 once every month; Monthly dosing **Extended Dosing**: OPT-302 once every two months after three monthly doses; Every two months dosing	**Standard Dosing**: OPT-302 once every month; Monthly dosing **Extended Dosing**: OPT-302 once every two months after three monthly doses; Every two months dosing
3 x monthly dosing	3 x monthly dosing	6 x monthly dosing		
Treatment naïve / Prior-treated	Prior-treated	Treatment naïve	Treatment naïve patients	Treatment naïve patients

OPT-302 pivotal registrational Phase 3 wet AMD program designed to maximize outcomes with flexible standard of care dosing regimens

OPTHEA

Ranibizumab (Lucentis®); Aflibercept (Eylea®)

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Phase 2b Trial



Treatment naïve patients with neovascular AMD
Screening
Key Inclusion Criteria
• Active CNV ≥50% lesion, classic / minimally classic / occult
• BCVA ≥ 25 and ≤ 60 letters
Key Exclusion Criteria
• Subfoveal fibrosis or >25% of total lesion
• Haemorrhage >50% total lesion
• Other clinically significant ocular disease
Randomised (n=366)
Allocation
ITT Population
sham + 0.5 mg ranibizumab IVT Q4W x 6 n=121
OPT-302 0.5 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=122
OPT-302 2.0 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=123
Follow-up
Completed Study n=116 (95.9%)
Completed Study n=112 (91.8%)
Completed Study n=120 (97.6%)
Analysis
Analysed n=119
Analysed n=122
Analysed n=121

OPTHEA

CNV – choroidal neovascularisation; IVT – intravitreal; Q4W – once very 4 weeks, ITT – Intent to Treat Population, all participants who were randomised into the study irrespective of whether study medication was administered or not, Safety Population - all participants in the ITT but excluding those who did not receive at least one dose of study medication
mITT – Modified ITT Population, all participants in the Safety Population but excludes any participant without a Baseline Visual Acuity score and/or any participant who did not return for at least one post-baseline visit

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Phase 2b Demographics and Baseline Characteristics

Demographic/Baseline Disease Characteristic		Sham + ranibizumab n=121	0.5 mg OPT-302 + ranibizumab n=122	2.0 mg OPT-302 + ranibizumab n=123
Mean Age – years ± SD		76.1 ± 9.48	78.8 ± 8.16	77.8 ± 8.82
Sex – n (%)	Male	48 (39.7%)	49 (40.2%)	45 (36.6%)
	Female	73 (60.3%)	73 (59.8%)	78 (63.4%)
Caucasian Race – n (%)		117 (99.2%)	119 (99.2%)	117 (97.5%)
Mean Visual Acuity (BCVA) – letters ± SD		50.7 ± 10.21	51.1 ± 8.96	49.5 ± 10.26
Mean Total Lesion Area - mm^2 ± SD		6.08 ± 3.21	6.48 ± 3.30	6.62 ± 3.39
Lesion Type	Predominantly classic – n (%)	15 (12.4%)	15 (12.3%)	16 (13.0%)
	Minimally classic – n (%)	53 (43.8%)	51 (41.8%)	53 (43.1%)
	Occult - n (%)	53 (43.8%)	56 (45.9%)	54 (43.9%)
	PCV detected[1] – n (%)	20 (16.5%)	24 (19.7%)	22 (17.9%)
	RAP detected[2] – n (%)	15 (12.7%)	22 (18.5%)	14 (11.8%)
Mean central subfield thickness (CST) - mm ±SD		412.10 ± 110.62	425.18 ± 120.45	414.12 ± 123.25
Sub-retinal fluid (SRF) present – % participants		89.3%	84.4%	87.8%
Intra-retinal cysts present – % participants		57.9%	63.9%	56.1%

OPTHEA

Intent-to-Treat (ITT) population; SD: standard deviation; BCVA: Best Corrected Visual Acuity.
[1]PCV - polypoidal choroidal vasculopathy, detected by SD-OCT, FA and fundus photography.
[2]RAP - retinal angiomatous proliferation, detected by SD-OCT, FA and fundus photography.

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Sozinibercept (2 mg) Combination Therapy:

Superiority in Visual Acuity over Ranibizumab

Phase 2b primary endpoint achieved

Mean Change in Best Corrected Visual Acuity Baseline to Week 24



Mean change in BCVA (SEM) (letters)
20
15
10
5
0
0
4
8
12
16
20
24
Weeks
+14.2
+10.8
Δ = +3.4 (p=0.0107)
Sham + 0.5 mg ranibizumab (n=119)
0.5 mg OPT-302 + 0.5 mg ranibizumab (n=122)
2.0 mg OPT-302 + 0.5 mg ranibizumab (n=121)

OPTHEA

mITT; BCVA – Best Corrected Visual Acuity
Left: Difference in Least Square Means, using Model for Repeated Measures (MRM) analysis. Right: Graph represents "as observed" data and SEM

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OPT-302 2 mg in Combination Delivered Better Visual Outcomes Relative to Previous VEGF-A Inhibitor Trials

BCVA at 6 months is typically maintained or greater at 12 months in Phase 3 trials with VEGF-A inhibitors



Mean Change in BCVA from Baseline (Letters)
OPT Phase 2b
Min. classic &
Occult lesions only
16.1
88
OPT Phase 2b
All lesions
OPT-302 in combination
14.2
121
OPT Phase 2b
All lesions
Control arm
10.8
119
MARINA
Min. classic &
Occult lesions only
7.2
6.5
240
ANCHOR
Predominantly
classic lesions only
11.3
10.6
140
8.1
304
9.4
291
7.9
301
8.9
306
6.6
360
6.9
370
5.8
334
6.6
331
OPT-302 + Ranibizumab
Ranibizumab
Aflibercept
Brolucizumab
Faricimab
BCVA between
6 mos to 12 mos
OPT-302 2.0 +Ran 0.5 q4w
OPT-302 2.0 +Ran 0.5 q4w
SHAM +Ran 0.5 q4w
MARINA Ran 0.5 q4w
ANCHOR Ran 0.5 q4w
VIEW1 Ran 0.5 q4w
VIEW2 Ran 0.5 q4w
VIEW1 Aflib 2.0 q8w
VIEW2 Aflib 2.0 q8w
HAWK Brol 6.0 q12w
HARRIER Brol 6.0 q12w
TENAYA Far 6.0 up to q16w
LUCERNE Far 6.0 up to q16w
6-month data
12-month data

OPTHEA

All trials shown, excluding Opthea's Phase 2b data, are Phase 3 registrational studies. Baseline BCVA values in the Phase 3 registrational studies vary. Number of patients randomised to treatment group (n, bottom of bars). Mean change in Best Corrected Visual Acuity (BCVA) from baseline shown in ETDRS letters (top of bars). Aflib 2.0, aflibercept 2.0mg; Brol 6.0, brolucizumab 6.0mg; Far 6.0, faricimab 6.0mg; OPT-302 2.0, 2.0mg OPT-302; P2B, Phase 2b trial OPT-302-1002; Ran 0.5, ranibizumab, 0.5 mg; administered every four weeks; q8w, administered every 8 weeks (following 3 x 4-weekly loading doses); q12w, administered every 12 weeks; up to q16w, administered up to every 16 weeks based on protocol defined disease activity assessments.

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Neovascular Wet AMD Lesion Types Differ in vessel location, leakiness, and responsiveness to VEGF-A inhibitors LEAST RESPONSIVE to VEGF-A inhibition MODERATELY RESPONSIVE to VEGF-A inhibition HIGHLY RESPONSIVE to VEGF-A inhibition Predominantly Classic MINIMALLY CLASSIC OCCULT 65-80% of wet AMD patients have occult and minimally classic lesions

Primary Analysis in Pivotal Trials to Be Performed on Best Responding Sub-Population to Maximize Probability of Success Minimally Classic & Occult Lesions Sham + 0.5 mg ranibizumab N = 87 2.0 mg OPT-302 + 0.5 mg ranibizumab N = 88 +10.3 +16.1 Δ = 5.7 *p = 0.0002 * Unadjusted p-value. Patients with minimally classic and occult lesions (RAP absent) achieved greatest vision benefit Phase 2b demonstrated higher efficacy of +5.7 letter gain in this patient population, based on a pre-determined analysis Pivotal program designed to maximize probability of success

Reduced Retinal Thickness and Better Retinal Drying In Combination Therapy in Min. Classic & Occult, RAP Absent Patients Mean Change in CST Baseline to Week 24 Sham + 0.5 mg ranibizumab 2.0 mg OPT-302 + 0.5 mg ranibizumab % of Participants with IR Cysts at Week 24 % of Participants with SRF at Week 24 mITT; as observed; top of bar – statistic, bottom of bar - n. CST: Central Subfield Thickness; SRF: Subretinal fluid; IR: Intra-retinal. % Participants -180 -140 -100 -60 86 -133.5 85 -126.8 Mean Change in CST (SEM) (µm) 0 20 40 88 14.8 87 18.4 0 20 40 86 19.8 85 28.2 % Participants

Reduced the Total Lesion Area In Combination at Week 24 in Min. Classic, Occult, and RAP Absent Patients mITT; as observed; top of bar – statistic, bottom of bar – n. CNV: Choroidal Neovascular. Mean Change in Total Lesion Area at Week 24 Mean Change in CNV Area at Week 24 -6 -4 -2 0 81 -4.4 80 -3.5 Mean Change in Total Lesion Area (SEM) (mm2) -6 -4 -2 0 81 -5.0 80 -3.9 Mean Change in CNV Area (SEM) (mm2) Sham + 0.5 mg ranibizumab 2.0 mg OPT-302 + 0.5 mg ranibizumab

Pooled Safety for Completed OPT-302 Trials Combination therapy well-tolerated and comparable to standard of care monotherapy N Participants (%) OPT-302 Any dose* N=399 (N=1,842 injections) OPT-302 2.0 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=169 (N=854 injections) Ocular TEAEs - Study Eye – related to study product(s) 41 (10.2%) 22 (8.4%) 20 (11.8%) Ocular TEAEs - Study Eye – Severe 4 (1.0%) 2 (0.8%) 2 (1.2%) Intraocular inflammation – Study Eye 71,2,3 (1.8%) 31 (1.1%) 31 (1.8%) Participants with AEs leading to treatment discontinuation 42,4-6 (1.0%) 14 (0.4%) 27,8 (1.2%) Any APTC event 44,5,9,10 (1.0%) 35,9,10(1.1%) 211,12 (1.2%) Deaths 210,13 (0.5%) 210,13 (0.8%) 214,15 (1.2%) Pooled safety analysis of 399 patients for completed OPT-302 trials Data Monitoring Committee (“DMC”) regularly reviews data from ongoing Phase 3 COAST and ShORe studies Safety data from our completed OPT-302 trials show OPT-302 combination therapy has a safety and tolerability profile comparable to standard of care anti-VEGF-A monotherapy. 1Transient anterior chamber cell (trace 1-4 cells); 2 SAE of endophthalmitis, with AE’s of hypopyon and anterior chamber cell (n=1; 0.5 mg); 3 SAE of vitritis (n=1; 0.5 mg); 4Non-fatal myocardial infarction; 5Cerebrovascular accident; 6Enteritis; 7Abdominal pain; 8Increased IOP; 9 Non-fatal angina pectoris; 10Fatal congestive heart failure/myocardial infarction; 11Non-fatal arterial embolism; 12Embolic stroke; 13Metatstaic ovarian cancer; 14 Pneumonia; 15 infective endocarditis. * Any dose (OPT-302 0.3 mg, 0.5 mg, 1 mg or 2 mg)

Phase 3 Pivotal Program

Enrollment Completion Anticipated in 1H CY24

Opthea intends to submit Biologics License Application (BLA) and Marketing Authorization Application (MAA) with the FDA and EMA, respectively, following completion of the primary efficacy phase of the trials.



ShORe
Study of OPT-302 in combination with Ranibizumab
Wet AMD Tx-Naïve Pts
Efficacy Phase
Ranibizumab (0.5 mg) + OPT-302 (2.0 mg) IVT q4w x 52 wks
Ranibizumab (0.5 mg) IVT q4w x 52 wks + OPT-302 (2.0 mg) IVT q4w x 12 wks; q8w x 40 wks*
Ranibizumab (0.5 mg) + Sham IVT q4w x 52 wks
Primary Efficacy Endpoint Week 52
Safety Phase
Ranibizumab (0.5 mg) + OPT-302 (2.0 mg)
Ranibizumab (0.5 mg) + OPT-302 (2.0 mg)
Ranibizumab (0.5 mg) + Sham
Safety Follow–up Week 100
COAST
Combination OPT-302 with Aflibercept Study
Wet AMD Tx-Naïve Pts
Efficacy Phase
Aflibercept (2.0 mg) IVT q4w x 12 wks; q8w x 40 wks + OPT-302 (2.0 mg) IVT q4w x 52 wks
Aflibercept (2.0 mg) + OPT-302 (2.0 mg) IVT q4w x 12 wks; q8w x 40 wks
Aflibercept (2.0 mg) + Sham IVT q4w x 12 wks; q8w x 40 wks
Primary Efficacy Endpoint Week 52
Safety Phase
Aflibercept (2.0 mg) + OPT-302 (2.0 mg)
Aflibercept (2.0 mg) + OPT-302 (2.0 mg)
Aflibercept (2.0 mg) + Sham
Safety Follow–up Week 100

- **Design:** Multi-centre, double-masked, randomised (1:1:1), sham control
- **Regulatory quality:** 90% power, 5% type I error rate
- **Sample size:** 330 patients per arm, 990 per trial
- **Primary Objective:** Mean change from Baseline in BCVA at Wk 52

*Sham administered at visits when OPT-302 is not administered.

OPTHEA

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Sozinibercept is a Potential Multibillion Dollar Drug Strong Phase 2b Data Superior vision gains of OPT-302 combination therapy over standard of care Consistent improvement across anatomical endpoints Safety profile similar to standard of care in our trials to date Pivotal Phase 3 Trials Ongoing; Enrollment Completion Anticipated in 1H CY24 Phase 3 clinical trials ~90% enrolled at the beginning of January 2024; topline data expected in mid-CY2025 Design informed by Phase 2b data to maximize probability of success Aligned with FDA to allow use with any VEGF-A inhibitors FDA Fast Track designation granted Multibillion Dollar Commercial Opportunity Existing > US$8 billion p.a. global market for wet AMD alone DME provides additional opportunity Co-formulation with approved therapies possible Most advanced product in clinical development to address #1 unmet need for wet AMD patients: improvement in vision outcomes Differentiated MOA to Improve Efficacy Sozinibercept is a proprietary biologic VEGF-C/D “trap” with no known late-stage competition The first therapy directly targeting VEGF-C & VEGF-D inhibiting angiogenic signaling through VEGFR-2 and VEGFR-3

Financial Snapshot & Corporate Activities Cash and cash equivalents at Fiscal Year End 6/30/2023 of US$89.2M Completed an Australian rights equity offering and placement in September 2023, raising A$90 million (~US$58M) Received remaining US$35M funding under Development Funding Agreement (DFA), as well as a further US$50M option under Amended DFA in December 2023 Total funding under DFA: US$170M Provides non-equity funding for the development of OPT-302 If sozinibercept is approved in major market, repayment split between fixed payments and variable payments at 7% of revenues, capped at 4x investment No amounts owed if the clinical trials do not meet the primary endpoint or if regulatory approval is not received Expanded U.S. based team with newly appointed CEO and CFO